(212) 318-6393 yarivkatz@paulhastings.com
March 11, 2011	59104.00031

VIA EDGAR AND FACSIMILE

Ms. Kristina Aberg

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:   Strategic Hotels & Resorts, Inc. Registration Statement on Form S-3 (File No. 333-172441)

Dear Ms. Aberg:

On Friday, February 25, 2011, Strategic Hotels & Resorts, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) the above-referenced registration statement on Form S-3 (the “Registration Statement”), together with all of the exhibits thereto, via EDGAR. Enclosed please find the Company’s acceleration request letter, by which the Company requests that the Registration Statement be declared effective as of 4:00 p.m. on Tuesday, March 15, 2011, or as soon thereafter as practicable.

If you anticipate any problems in connection with the Company’s request to accelerate effectiveness of the Registration Statement to 4:00 p.m. on Tuesday, March 15, 2011, please call me at (212) 318-6393 or Michael L. Zuppone at (212) 318-6906.

Very truly yours,

  /s/ Yariv Katz

Yariv Katz

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Michael L. Zuppone, Esq.

Enclosure

March 11, 2011

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:   Strategic Hotels & Resorts, Inc.

         Registration Statement on Form S-3

         File No. 333-172441 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Strategic Hotels & Resorts, Inc. (the “Company”) hereby requests acceleration of effectiveness of the Registration Statement to 4:00 p.m. on March 15, 2011, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

•      should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Yariv C. Katz by telephone at (212) 318-6393.

Very truly yours,

STRATEGIC HOTELS & RESORTS, INC. /s/ Laurence S. Geller Laurence S. Geller Director, President and Chief Executive Officer